Exhibit 99

Press release


                     IMI TO TRADE ON AMERICAN STOCK EXCHANGE
                             BEGINNING SEPTEMBER 17


TORONTO (September 12, 2003) - Predictive medicine company IMI International Medical Innovations Inc. (TSX:IMI, AMEX:IME) announced today that its common stock will trade on the American Stock Exchange (AMEX), under the ticker symbol IME, beginning September 17, 2003. The company's stock will also continue to trade on The Toronto Stock Exchange under the symbol IMI.

"Listing IMI stock on a U.S. exchange opens the door to new investors in what is obviously a vital market," said Dr. Brent Norton, IMI President and CEO. "As we achieve more milestones in the development and commercialization of our products, we believe it will be important to provide U.S. investors a means of responding to the news and participating in our growth."

"We are committed to maintaining a frequent and reliable dialogue with our shareholders and the broader investment communities in both the U.S. and Canada. And we are committed to meeting and exceeding regulatory requirements in both jurisdictions, ensuring maximum disclosure and transparency for our shareholders," said Dr. Norton.


About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The company's lead product is Cholesterol 1,2,3(TM), the world's first non-invasive cholesterol test system. IMI is also developing a suite of screening tests for cancer, including ColorectAlert(TM) for colorectal cancer, LungAlert(TM) for lung cancer, and a new test for early-stage breast cancer. For further information, please visit the company's web site at www.imimedical.com.

This release contains forward-looking statements that reflect the company's current expectation regarding future events. The forward-looking statements involve risk and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company's quarterly, annual and other public filings.

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For more information contact:
Andrew Weir
Director, Communications
(416) 222-3449
aweir@imimedical.com



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